Filed by Synopsys, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: ANSYS, Inc.
(Commission File No. 333-277912)

Date: June 30, 2025

NEWS RELEASE

Synopsys and Ansys Provide Update
Regarding Expected Timing of Acquisition Close

SUNNYVALE, Calif. and PITTSBURGH, June 30, 2025 –  Synopsys, Inc. (Nasdaq: SNPS) and ANSYS, Inc. (Nasdaq: ANSS) today released the following statement related to the status of the regulatory approvals for Synopsys’ proposed acquisition of Ansys.

We have already received merger clearance in every jurisdiction other than China based on the merits of our transaction and the significant benefits it is expected to bring to all our stakeholders and the future of technology innovation. We continue to work collaboratively with the State Administration for Market Regulation of China, and we are at an advanced stage in obtaining this final regulatory approval.

About Synopsys
Catalyzing the era of pervasive intelligence, Synopsys, Inc. (Nasdaq: SNPS) delivers trusted and comprehensive silicon to systems design solutions, from electronic design automation to silicon IP and system verification and validation. We partner closely with semiconductor and systems customers across a wide range of industries to maximize their R&D capability and productivity, powering innovation today that ignites the ingenuity of tomorrow. Learn more at www.synopsys.com.

About Ansys
Our Mission: Powering Innovation that Drives Human Advancement™

When visionary companies need to know how their world-changing ideas will perform, they close the gap between design and reality with Ansys simulation. For more than 50 years, Ansys software has enabled innovators across industries to push boundaries by using the predictive power of simulation. From sustainable transportation to advanced semiconductors, from satellite systems to life-saving medical devices, the next great leaps in human advancement will be powered by Ansys.

© 2025 Synopsys, Inc. All rights reserved. Synopsys, the Synopsys logo, and other Synopsys trademarks are available at https://www.synopsys.com/company/legal/trademarks-brands.html. Other company or product names may be trademarks of their respective owners.

INVESTOR CONTACT:
Trey Campbell
Synopsys, Inc.
650-584-4289
Synopsys-ir@synopsys.com

Kelsey DeBriyn
ANSYS, Inc.
724-820-3927
kelsey.debriyn@ansys.com

EDITORIAL CONTACTS:
Cara Walker
Synopsys, Inc.
650-584-5000
corp-pr@synopsys.com

Mary Kate Joyce
ANSYS, Inc.
724-820-4368
MaryKate.Joyce@ansys.com

Cautionary Statement Regarding Forward-Looking Statements
This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Synopsys and Ansys, including, but not limited to, statements regarding the anticipated timing of the closing thereof and the regulatory approvals required for completion of the proposed transaction. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions or the negatives of these words or other comparable terminology to convey uncertainty of future events or outcomes.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks, uncertainties and other factors that could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the receipt of certain governmental and regulatory approvals on the terms expected, in a timely manner, or at all, (iii) the risk that such regulatory approvals may result in the imposition of conditions that could adversely affect, following completion of the proposed transaction (if completed), the combined company or the expected benefits of the proposed transaction, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (v) the effect of the pendency of the proposed transaction on Ansys’ or Synopsys’ business relationships, competition, business, financial condition, and operating results, (vi) risks that the proposed transaction disrupts current plans and operations of Ansys or Synopsys and the ability of Ansys or Synopsys to retain and hire key personnel, (vii) risks related to diverting either management team’s attention from ongoing business operations of Ansys or Synopsys, (viii) the outcome of any legal proceedings that may be instituted against Ansys or Synopsys related to the merger agreement or the proposed transaction, (ix) the ability of Synopsys to successfully integrate Ansys’ operations and product lines, (x) the ability of Synopsys to implement its plans, forecasts, expected financial performance and other expectations with respect to Ansys’ business or the combined business after the completion of the proposed transaction and realize the benefits expected from the proposed transaction (if completed), as well as manage the scope and size of the combined company, (xi) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (xii) uncertainty in the macroeconomic and geopolitical environment and its potential impact on the semiconductor and electronics industries, (xiii) uncertainty in the growth of the semiconductor, electronics and artificial intelligence industries, (xiv) the highly competitive industries in which Synopsys and Ansys operate, (xv) actions by the U.S. or foreign governments, such as the assessment of fines or the imposition of additional export restrictions or tariffs, (xvi) the evolving legal, regulatory and tax regimes under which Ansys and Synopsys operate, and (xvii) restrictions during the pendency of the proposed transaction that may impact Ansys’ or Synopsys’ ability to pursue certain business opportunities or strategic transactions.

These risks, uncertainties and factors, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction. While the list of risks, uncertainties and factors presented here, and the list of risks presented in the proxy statement/prospectus, are considered representative, no such list is exhaustive. Unlisted risks, uncertainties and factors may present significant additional obstacles to the realization of forward-looking statements.

You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Synopsys and Ansys described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond Synopsys’ and Ansys’ control, and are not guarantees of future results. Readers are cautioned not to put undue reliance on forward-looking statements, and Synopsys and Ansys assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Neither Synopsys nor Ansys gives any assurance that either Synopsys or Ansys will achieve its expectations.